Filed Pursuant to Rules 424(b)(3) and 424 (c)
Commission File No. 333-89958

A.D.A.M., INC.

SUPPLEMENT NO. 1 TO PROSPECTUS DATED AUGUST 5, 2002

        This Supplement No. 1 amends certain information disclosed in the prospectus of A.D.A.M., Inc. dated August 5, 2002. This supplement should be read in conjunction with the prospectus. In the event information contained in the prospectus is inconsistent with this supplement, the inconsistent information in the prospectus should be disregarded.

        The following sentence replaces the last sentence of the second paragraph on the cover page of the prospectus:

        The shares of common stock offered pursuant to this prospectus have been approved for trading on the Nasdaq National Market

The date of this prospectus supplement is August 9, 2002